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                                       Exhibit 12b



                             PUGET SOUND POWER & LIGHT COMPANY
                     STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
             EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                   (Dollars in Thousands)

                                                          Year Ended December 31
                                          ------------------------------------------------
                                              1995      1994      1993      1992      1991
                                          ------------------------------------------------
EARNINGS AVAILABLE FOR COMBINED FIXED
CHARGES AND PREFERRED DIVIDEND
REQUIREMENTS

  Pretax Income:
    Net Income per statement
      of income                           $135,720  $120,059  $138,327  $135,720  $132,777
    Federal income taxes                    84,545    80,259    83,970    72,449    56,180
    Federal income taxes charged to
      other income - net                      (488)    1,556      (382)   (2,106)   (2,267)
                                          ------------------------------------------------
      Subtotal                             219,777   201,874   221,915   206,063   186,690
  Undistributed (earnings) or losses
  of less-than-fifty-percent-owned
  entities                                      --        --         --     (567)      (16)
                                          ------------------------------------------------
      Total                               $219,777  $201,874  $221,915  $205,496  $186,674

  Fixed charges:
    Interest on long-term debt            $ 81,115  $ 84,144  $ 86,030  $ 89,509  $ 84,791
    Other interest                          10,049     6,249     3,542    10,477     6,384
    Portion of rentals representative
      of the interest factor                 3,798     4,218     3,937     4,474     4,463
                                         -------------------------------------------------
      Total                               $ 94,962  $ 94,611  $ 93,509  $104,460  $ 95,638

Earnings available for combined
fixed charges and preferred
dividend requirements                     $314,739  $296,485  $315,424  $309,956  $282,312
                                          ================================================

DIVIDEND REQUIREMENT:
  Fixed charges above                     $ 94,962  $ 94,611  $ 93,509  $104,460  $ 95,638
  Preferred dividend requirements           25,144    26,451    26,377    21,080    14,115
                                          ------------------------------------------------
      Total                               $120,106  $121,062  $119,886  $125,540  $109,753
                                          ================================================
RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS         2.62      2.45      2.63      2.47      2.57

COMPUTATION OF PREFERRED DIVIDEND
REQUIREMENTS:
  (a) Pre-tax income                      $219,777  $201,874  $221,915  $206,063  $186,690
  (b) Net income                          $135,720  $120,059  $138,327  $135,720  $132,777
  (c) Ratio of (a) to (b)                   1.6193    1.6815    1.6043    1.5183    1.4060
  (d) Preferred dividends                 $ 15,527  $ 15,731  $ 16,442  $ 13,884  $ 10,039
  Preferred dividend requirements
    [(d) multiplied by (c)]               $ 25,144  $ 26,451  $ 26,377  $ 21,080  $ 14,115
                                          ================================================
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